Exhibit 99.4

MIDATECH PHARMA PLC

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTHS ENDED JUNE 30, 2022

(EXPRESSED IN BRITISH POUND STERLING UNLESS OTHERWISE NOTED)

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BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Midatech Pharma PLC (“Midatech”, the “Company”, “we” or “our”) is dated January 5, 2023, and provides an analysis of the Company’s operations for the six-months ended June 30, 2022 (“1H22”) and 2021 (“1H21”). This MD&A should be read in conjunction with the reviewed interim consolidated financial statements of the Company and the accompanying notes thereto for the six-months ended June 30, 2022 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. References to “$US” are to U.S. dollars. The interim financial statements are available on Companies House at https://www.gov.uk/get-information-about-a-company or U.S. Securities and Exchange Commission https://www.sec.gov/edgar/search/ under the profile of Midatech Pharma Plc and under the Canadian System for Electronic Document Analysis and Retrieval at www.sedar.com under the profile of Bioasis Technologies Inc. (“Bioasis”).

FORWARD-LOOKING INFORMATION

Certain statements in this MD&A are forward-looking statements or information (collectively, forward-looking statements). The Company is hereby providing cautionary statements identifying important factors that could cause the actual results to differ materially from those projected in the forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “may”, “is expected to”, “anticipates”, “estimates”, “intends”, “plans”, “projection”, “could”, “vision”, “goals”, “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes may not occur or may be delayed. The risks, uncertainties and other factors many of which are beyond the control of the Company, that could influence actual results include, but are not limited to: a limited operating history; regulatory risks; substantial capital and liquidity requirements; financing risks and dilution to shareholders; competition; reliance on management and dependence on key personnel; conflicts of interest of management; exposure to potential litigation, and other factors beyond the control of the Company.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the business of the Company or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Forward looking statements are based on estimates and assumptions made by management in light of their experience of historical trends, current conditions and expected future developments, as well as factors that are believed to be appropriate. Forward looking statements in this MD&A include, but are not limited to, statements relating to:

•	our requirement for additional financing and our ability to continue as a going concern;
•	our estimates regarding losses, expenses, future revenues, and capital requirements;
•	our ability to successfully develop, test, and partner with a licensee to manufacture or commercialize products for conditions using our technology platforms;

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•	the successful commercialization and manufacturing of our any future product candidate we may commercialize or license;
•	the success and timing of preclinical studies and clinical trials, if any;
•	shifts in our business and commercial strategy;
•	the filing and timing of regulatory filings, including investigational new drug applications, with respect to any of our products and the receipt of any regulatory approvals;
•	the anticipated medical benefits of our products;
•	the difficulties in obtaining and maintaining regulatory approval of our product candidates, and the labeling under any approval we may obtain;
•	the success and timing of the potential commercial development of our product candidates and any product candidates we may acquire in the future, including MTX110;
•	our plans and ability to develop and commercialize our product candidates and any product candidates we may acquire in the future;
•	the ability to manufacture products in third-party facilities;
•	the rate and degree of market acceptance of any of our product candidates;
•	the successful development of our commercialization capabilities, including our internal sales and marketing capabilities;
•	obtaining and maintaining intellectual property protection for our product candidates and our proprietary technology;
•	the success of competing therapies and products that are or become available;
•	the success of any future strategic acquisitions;
•	cybersecurity and other cyber incidents;
•	industry trends;
•	the impact of government laws and regulations;
•	regulatory, economic and political developments in the United Kingdom, the European Union, the United States and other foreign countries, including any impact from the United Kingdom leaving the European Union;
•	the difficulties doing business internationally, including any risks related to the novel strain of coronavirus, COVID-19;
•	the ownership of our ordinary shares, nominal value 0.1p (the “Ordinary Shares”), and American depositary shares (“Depositary Shares”);
•	our ability to meet the listing criteria required to remain listed on the NASDAQ Capital Market;
•	our status as a foreign private issuer;
•	our ability to recruit or retain key scientific or management personnel or to retain our senior management;
•	the impact and costs and expenses of any litigation we may be subject to now or in the future;
•	the performance of third parties, including joint venture partners, our collaborators, third-party suppliers and parties to our licensing agreements;
•	the Company’s ability to complete the proposed acquisition of Bioasis and the Private Placement (as defined below); and
•	other risks and uncertainties, including those described in our 20-F annual report for the fiscal year ended December 31, 2021, and in our Reports on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 13, 2022, December 15, 2022, December 19, 2022 and which are also available on SEDAR under the profile of Bioasis.

Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes and rapid technological change in the industry. These factors should be considered carefully and readers are cautioned to not place undue reliance on such forward-looking statements.

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Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Any forward-looking statements that we make in this MD&A speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this MD&A. As a result of these factors, we cannot assure you that the forward-looking statements in this MD&A will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

DESCRIPTION OF THE COMPANY

Midatech is a public limited company organized under the laws of England and Wales under registered number 09216368. The principal executive office of Midatech is located at 1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ, United Kingdom. The telephone number at the principal executive office is +44 29 2048 0180. Midatech maintains an Internet website at www.midatechpharma.com.

We have two wholly owned subsidiaries, as well as several indirectly owned subsidiaries and joint ventures (together, the “Group”). The following table sets forth a description of our subsidiaries.

Subsidiaries	Country of Incorporation	Voting Interest
Subsidiaries of Midatech Pharma PLC
Midatech Pharma (Wales) Limited	England and Wales	100%
Midatech Limited	England and Wales	100%
Joint Ventures with Midatech Limited
MidaSol Therapeutics GP (1)(3)	Cayman Islands	50%
Syntara LLC (2)(3)	United States (Delaware)	50%
Subsidiaries of Midatech Limited
Pharmida AG (3)	Switzerland	100%

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(1)	Joint venture between Midatech Limited and Aquestive Therapeutics, formerly known as MonoSol.
(2)	Joint venture between Midatech Limited and Immunotope Inc. The percentage ownership of the entity is determined by reference to the partnership agreement and varies from time to time depending on capital committed.

While 50% is the economic interest, Midatech Limited can currently direct 49% of the voting rights.

(3)	Dormant entities

Our Ordinary Shares are traded on AIM under the symbol “MTPH,” and our Depositary Shares are traded on the NASDAQ Capital Market under the symbol “MTP.”

On September 14, 2022, the Company announced a ratio change on its Depositary Shares from one (1) Depositary Share representing five (5) Ordinary Shares, to the new ratio of one (1) Depositary Share representing twenty-five (25) Ordinary Shares (the "Ratio Change"). The effective date of the Ratio Change was September 26, 2022.

For holders of the Depositary Shares, the Ratio Change had the same effect as a one-for-five reverse Depositary Share split. The Ordinary Shares of Midatech were not be affected by this change. The Ratio Change was aimed at bringing the price of the Company's Depositary Shares into compliance with the NASDAQ US$1.00 minimum bid price per share requirement.

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We file reports and other information with the SEC. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

OVERALL PERFORMANCE

We are focused on the research and development of medicines which we believe would benefit from improved bio-delivery and/or bio-distribution using our using our proprietary platform drug delivery technologies:

• Q-Sphera™ platform: Our disruptive polymer microsphere microtechnology is used for sustained delivery to prolong and control the release of therapeutics over an extended period of time, from weeks to months.

• MidaSolve™ platform: Our innovative oligosaccharide nanotechnology is used to solubilize drugs so that they can be administered in liquid form directly and locally into tumors.

• MidaCore™ platform: Our leading-edge gold nanoparticle, or GNP, nanotechnology is used for targeting sites of disease by using either chemotherapeutic agents or immunotherapeutic agents.

In the first half of 2022 we focused on two things: building on our Q-protein discovery work in 2021 and preparing MTX110 for a Phase I study in rGBM. We have also expanded our business development efforts through outreach and partnering conferences.

Q-Sphera pipeline

The Company’s Q-Sphera technology employs proprietary 3-D printing techniques to encapsulate drugs in polymer-based bioresorbable microspheres which may be injected to form depots in the body which release drugs over predictable, sustained periods from one week to several months. Progress of the Q-Sphera pipeline in 1H22 includes:

Proteins (incl mAb) formulation

There are no approved long-acting injectable formulations of biologic products such as mAbs or other high molecular weight proteins primarily because they are delicate and easily de-natured in manufacture. In 2021 we demonstrated the successful encapsulation of an exemplar monoclonal antibody (mAb) and most importantly, preservation of its functional and structural integrity and antigen binding in vitro.

In the first half of 2022, we continued to expand and develop our in-house capabilities around the encapsulation of high molecular weight proteins. We are developing methods for the successful encapsulation of bispecific T cell engager molecules (BiTEs) and Antibody Drug Conjugates (ADCs), both of which have shown utility in oncology settings.

MTX213 and MTX223

In the first half of 2022, we signed R&D collaboration agreements with Janssen to focus on maximising drug loading and optimising in vitro duration of release for two large molecules nominated by Janssen. Thus far, we have completed the first work package and are currently engaged on the second.

We believe there are opportunities to leverage the Company’s Q-Sphera technology through the targeted, intratumoral delivery of metabolic modulating agents in combination with standard-of-care treatments. Such an approach could delay (or help to overcome) resistance to standard-of-care treatment and increase patient survival. Targeted, intratumoral delivery could also improve efficacy and lower systemic side effects. The Company’s experiments in intratumoral delivery, while promising, are at an early stage and will require more time, effort and cost before validation. The Company has recently filed a patent designed to protect its early findings.

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MTX110

MTX110, a novel formulation of panobinostat administered through convection enhanced delivery, is in clinical development for intractable brain cancers including Diffuse Intrinsic Pontine Glioma (DIPG) and Glioblastoma (GBM).

Building on the in vivo data that were presented at the 2020 annual meeting of The Society of Neuro-Oncology which demonstrated the efficacy of MTX110 against two GBM cell lines in an ectopic tumour model and subsequent in vitro data which demonstrated the potency, at therapeutic concentrations, of MTX110 against a further four patient-derived GBM cell lines we began planning a Phase I pilot study in recurrent GBM patients. All preparations for the study are complete and we expect to enrol the first patient at the beginning of the fourth quarter 2022 at the Preston Robert Tisch Brain Tumor Center, Duke University. GBM is the most common and devastating primary malignant brain tumour in adults encompassing 14.3% of all primary brain and central nervous system neoplasms. With an incidence of approximately 3.2 per 100,000 population in the USA, approximately 12,300 people in the USA are diagnosed with GBM per annum.

The ongoing second Phase I study in DIPG at Columbia University is in the process of recruiting the last of 10 patients.

During 2022 we announced the following:

In January, 2022, we entered into an extension of our R&D collaboration with Janssen Pharmaceutica NV (Janssen) to focus on maximizing drug loading and optimizing in vitro duration of release for an undisclosed Janssen experimental molecule.

In March, 2022 we announced another R&D collaboration with Janssen on a second large molecule, also focused on maximizing drug loading and optimizing in vitro duration of release.

In June, we announced the granting by the FDA of Fast Track Designation for MTX110 in the treatment of recurrent glioblastoma (rGBM). Also in June 2022, we announced the granting of Orphan Medicine Designation for MTX110 for the treatment of glioma by the European Medicines Agency.

In November 2022, we announced the enrolment of the first patient into our Phase 1 study of MTX110 in recurrent glioblastoma (rGB) (NCT 05324501) at the Preston Robert Tisch Brain Tumor Center at Duke University, USA. The Phase I study is an open-label, dose escalation study designed to assess the feasibility and safety of intermittent infusions of MTX110 administered by convection enhanced delivery (CED) via implanted refillable pump and catheter. The study aims to recruit two cohorts, each with a minimum of four patients; the first cohort will receive MTX110 only and the second cohort will receive MTX110 in combination with lomustine.

Selected Half-Year Financial Information

The following sets out selected financial information of the Company for the three half year interim periods preceding June 30, 2022 for which the Company has prepared financial statements, which financial statements have been prepared in accordance with IFRS:

£ in thousands	June 30, 2022	June 31, 2021	June 30, 2020
Revenue	£468	£401	£168
Net Loss and Comprehensive Loss	£(3,061)	£(3,154)	£(17,277)
Loss per share	(3)p	(5)p	(64)p

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Given the early stage of the Company’s product development, limited revenue and that the business is not seasonal, there is limited variation in the interim results.

Operating Activities

Discussion of Operations

The following table summarizes our consolidated results of operations for the six-months ended June 30, 2022 and 2021

	Note	2022 unaudited £’000	2021 unaudited £’000
Revenue		468	401
Other income		16	31
Research and development costs		(2,413)	(2,010)
Administrative costs		(1,849)	(1,656)
Loss from operations		(3,778)	(3,234)
Finance income	2	404	-
Finance expense	2	(24)	(156)
Loss before tax		(3,398)	(3,390)
Taxation	3	337	236
Loss for the period attributable to the owners of the parent		(3,061)	(3,154)

Revenue. Total revenue for the six months to June 30, 2022 was £0.47m compared to £0.40m in the first six months of 2021, an increase of 17%. Revenue in 1H22 and 1H21 was entirely comprised of income from R&D collaborations with Janssen. There was no grant income in 2022 or 2021.

Research and Development Costs. R&D costs in 1H22 increased by £0.40m or 20% to £2.41m compared with £2.01m in 1H21. The percentage of R&D costs as a percentage of operating costs also increased in the period to 57% from 55%. R&D costs in 1H22 reflected increases in MTX110 clinical costs of £0.2m as the company prepares for its Phase 1 clinical trial and an increase in staff costs of £0.4m as the company increases its in-house capabilities. This was offset by a reduction of £0.1m in R&D expense on pre-clinical programs and patent costs as the Group rationalized its patent portfolio.

Administrative Costs. Administrative expenses in 1H22 increased by 12% to £1.85m from £1.66m. Administrative costs in 1H22 reflected an increase in legal and professional fees of £0.1m and travel costs of £0.1m as a result of the lifting of Covid-19 restrictions and resumption of in-person conferences.

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Finance Income. Finance income during the period included a gain in respect of an equity settled derivative financial liability of £0.4m in addition to interest earned on cash deposits. There was no interest income in the prior period.

Finance Expense. Finance expense in the period related to lease liabilities. In the prior period this included a loss in respect of an equity settled derivative financial liability of £0.1m.

Outlook

Overall, we are pleased with the progress we have made in the first half of 2022. We are particularly excited about the impending start of our first study in GBM using the same drug and delivery system that demonstrated encouraging results in the first Phase I study in DIPG.

Liquidity and Capital Resources

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we have developed our portfolio. As at 30 June 2022 we had total equity of £7.49m (£10.45m at 31 December 2021), we incurred a net loss after tax for the six months to 30 June 2022 of £3.06m (1H20: £3.15m) and used cash in operating activities of £3.54m (1H21: £3.12m) for the same period. As at 30 June 2022, the Company had cash and cash equivalents of £6.42m compared with £10.1 million in 2021.

The Group’s future viability is dependent on its ability to raise cash from financing activities to finance its development plans until commercialization, generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of its development products. The Group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

We have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next three years including the period 12 months from the date of approval of this interim financial information. These forecasts show that further financing will be required during the first quarter of 2023 assuming, inter alia, that certain development programmes and other operating activities continue as currently planned. This requirement for additional financing in the short term represents a material uncertainty that may cast doubt upon the Group and Parent Company’s ability to continue as a going concern.

.Additional funding will have to be obtained, which may include public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development of our product candidates and formulations, as well as consider other strategic alternatives.

If we raise additional funds through the issuance of debt securities or additional equity securities, it could result in dilution to our existing stockholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares (including the Depositary Shares) and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

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Our current strategy continues to be based on advancing our proprietary technology platforms and programs with a view to partnering these assets during the course of their development, thereby earning royalty income, or working with third party pharmaceutical companies to re-formulate their proprietary medicine on a fee-for-service basis. We continue to be subject to risks incident in the development of new biopharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the timing of clinical trials. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. If we lack sufficient capital to expand our operations or otherwise capitalize on our business opportunities, our business, financial condition and results of operations could be materially adversely affected.

Working Capital

The Company had negative working capital of £0.0m at June 30, 2022, compared to negative working capital of £0.6m at June 30, 2021. The decrease in negative working capital is substantially due to timing of receipt of invoices relating to a clinical trial.

Cash Flows

The following table presents a summary of the primary sources and uses of cash for the six-months ended June 30, 2022 and 2021:

	Six months June 30,
	202	2021
	(£ in thousands)
Cash used in operating activities	(3,539)	(3,108)
Cash (used in) provided by investing activities	(17)	(147)
Cash provided by financing activities	(78)	(81)
Net increase (decrease) in cash and equivalents	(3,634)	(3,336)

Operating Activities

The following table presents a summary of the cash used in operations as of the years ended June 30, 2022 and 2021:

	Six months June 30,
	2022	2021
	(£’s in thousands)
Cash flows from operating activities before changes in working capital	(3,494)	(3,063)
Changes in working capital	(45)	(45)
Cash used in operations	(3,539)	(3,108)

Cash Flows

Cash outflows from operating activities in 1H22 were £3.54m compared to £3.11m in 1H21 driven by a net loss of £3.06m (1H21: £3.15m) and after negative working capital of £0.05m (1H21: negative £0.05m) and other negative non-cash items totalling £0.43m (1H21: positive £0.09m).

Net cash used in investing activities in 1H22 of £0.02m (1H21: £0.15m) included purchases of property, plant and equipment of £0.03m.

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Net cash used in financing activities in 1H22 was £0.08m (1H21: £0.08m) reflecting principally the payments on lease liabilities in 2022. In 1H21 the Group repaid the final Spanish government loan of £0.1m which was offset by the proceeds from the exercise of warrants of £0.08m.

Overall, cash decreased by £3.63m in 1H22 compared to a decrease of £3.34m in 1H21. This resulted in a cash balance at 30 June 2022 of £6.42m compared with £4.20m at 30 June 2021 and £10.06m at 31 December 2021.

Cash Commitments

Our cash resources expected to provide liquidity into the first quarter of 2023. The Company remains focused on tight control of its cash commitments at any given time. As of June 30, 2022 our cash requirements primarily relate to the following:

•	lease obligations, related to our office and research and development facility, which are recognized as lease liabilities in the consolidated statement of financial position;
•	construction of property, plant and equipment, including leasehold improvements and dilapidations in respect of our former leased facility;
•	purchase obligations, under our commercial supply agreements and related activities; and
•	research and development activities related to preclinical and clinical trials for our product candidates in development.

The lease on our office and research and development facility commenced in August 2021 and expires in August 2026. Our cash requirements for our lease obligation (on a discounted basis) are £0.17 million and £0.55 million, for the short-term (payable within twelve months after the reporting date) and long-term (payable beyond twelve months after the reporting date), respectively. Our lease obligation includes ancillary contractual commitments in relation to utilities, maintenance and other services.

We built out the office and laboratory space at our new facility in the period April through August 2021. We recognized £0.05 million in respect of leasehold improvements during 2021 and an additional £0.19 million in respect of new laboratory equipment. We expect only modest capital expenditures in the foreseeable future. We have a contingent liability in respect of dilapidations on our former office and laboratory facility expected to be around £0.05 million.

We believe we have sufficient cash resources to fund our commitments and operations into the first quarter of 2023. To maintain operations beyond the first quarter of 2023, additional funding will be required, which may include public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development of our product candidates and formulations, as well as consider other strategic alternatives.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related Parties

The Directors consider there to be no related party transactions during the periods reported other than Directors remuneration.

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Critical Accounting Estimates

The preparation of these consolidated financial statements requires the Group to make estimates, assumptions and judgments that can have a significant impact on the reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities, at the respective dates of our financial statements. The Group bases its estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management evaluates estimates, assumptions and judgments on a regular basis and makes changes accordingly, and discusses critical accounting estimates with the board of Directors.

The following are considered to be critical accounting estimates:

Impairment of goodwill and intangible assets not yet ready for use

Goodwill and intangibles not yet ready for use are tested for impairment at the cash generating unit level on an annual basis at the year end and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a cash generating unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

The fair value of each cash generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, including for revenues and development costs, estimation of the long term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital.

The carrying value of goodwill was £Nil (2021: £Nil; 2020: £Nil) and intangibles not yet ready for use was £Nil (2021: £Nil; 2020:£Nil) as at 31 December 2021.

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit.

In March 2020 the Group undertook a strategic review to re-evaluate its priorities in the context of available resources. The Board concluded that the Company was unlikely to conclude a license transaction or raise sufficient funds to continue the required remaining investment in MTD201 on a timely basis. The Board therefore decided to terminate further in-house development of the MTD201 programme with immediate effect and, in line with that decision, to close the Company’s MTD201 dedicated manufacturing facilities in Bilbao and offer redundancy to all 42 employees. As a result of the decision to terminate this program the Group recognised an impairment charge of £2.3m in the year to 31 December 2020 against goodwill and an impairment charge against the IPRD of the Midatech Pharma (Wales) Ltd cash generating unit of £9.3m.

In June 2020 the Group received a letter from Secura Bio Inc., the licensor of Panobinostat, the active ingredient in the Group’s MTX110 development program, purporting to terminate our license. As a result of this purported termination an impairment charge of £0.8m was recognised in the year to 31 December 2020 against the acquired IPRD in relation to MTX110.

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Share-based payments

The Group accounts for share-based payment transactions for employees in accordance with IFRS 2 Share-based Payment, which requires the measurement of the cost of employee services received in exchange for the options on our ordinary shares, based on the fair value of the award on the grant date.

The Directors selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our ordinary shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting.

The resulting cost of an equity incentive award is recognised as expense over the requisite service period of the award, which is usually the vesting period. Compensation expense is recognised over the vesting period using the straight-line method and classified in the consolidated statements of comprehensive income.

The assumptions used for estimating fair value for share-based payment transactions are disclosed in our annual financial statements and are estimated as follows:

volatility is estimated based on the average annualised volatility of a number of publicly traded peer companies in the biotech sector;

•	the estimated life of the option is estimated to be until the first exercise period, which is typically the month after the option vests; and

•	the dividend return is estimated by reference to our historical dividend payments. Currently, this is estimated to be zero as no dividend has been paid in the prior periods.

Financial liabilities

Fair value through profit and loss (‘FVTPL’)

The Group has outstanding warrants in the ordinary share capital of the company. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account.

The financial liability is valued using the either the Monte Carlo model or the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. Fair value is determined in the manner described in our annual financial statements.

The following are considered to be critical accounting judgments:

Revenue

Supply of Services

There are significant management judgements and estimates involved in the recognition of revenue from the supply of services. Revenue on services is recognised over the contract term, proportionate to the progress in overall satisfaction of the performance obligations (the services performed by the Group), measured by cost incurred to date out of total estimate of costs.

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Income taxes

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

In 2021, there were approximately £67.2m of gross unutilised tax losses carried forward (2020: £63.2m). No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods.

Going Concern

We are subject to a number of risks similar to those of other development and early-commercial stage pharmaceutical companies. These risks include, amongst others, generation of revenue from the development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals of our pipeline products. Ultimately, the attainment of profitable operations is dependent on future uncertain events which include obtaining adequate financing to fulfill our commercial and development activities and generating a level of revenue adequate to support our cost structure.

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as it has developed its portfolio. As at 30 June 2022 we had total equity of £7.49m (£10.45m at 31 December 2021), incurred a net loss after tax for the six months to 30 June 2022 of £3.06m (1H 21: £3.15m) and used cash in operating activities of £3.54m (1H21: £3.11m) for the same period. As at 30 June 2022, we had cash and cash equivalents of £6.42m.

Our future viability is dependent on our ability to raise cash from financing activities to finance its development plans until commercialisation, generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of its development products. Our failure to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies.

We have prepared cash flow forecasts and considered the cash flow requirement for the next three years including the period 12 months from the date of approval of this interim financial information. These forecasts show that further financing will be required during the first quarter of 2023 assuming, inter alia, that certain developments programs and other operating activities continue as currently planned. This requirement for additional financing in the short term represents a material uncertainty that may cast doubt upon the Group and Parent Company’s ability to continue as a going concern.

We are evaluating a number of near-term funding options potentially available to us, including fundraising and the partnering of assets and technologies of the Company. After considering the uncertainties, we consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

Our ability to continue as a going concern is dependent upon our ability to obtain additional capital and/or dispose of assets, for which there can be no assurance we will be able to do on a timely basis, on favorable terms or at all.

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Changes in Accounting Policies

See Note 1 to our 2021 annual consolidated financial statements for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this MD&A.

Financial Instruments and Risks

We are exposed to a variety of financial risks, including, but not limited to, market risk (including foreign exchange and interest rate risks), credit risks, and liquidity risks. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance.

Credit Risk

Credit risk is the risk of financial loss to the Group if a development partner or counterparty to a financial instrument fails to meet its contractual obligations. We are mainly exposed to credit risk from amounts due from collaborative partners which are deemed to be low.

Credit risk also arises from cash and cash equivalents and deposits with banks and financial institutions. For banks and financial institutions, only independently rated parties with high credit status are accepted.

We do not enter into derivatives to manage credit risk.

The total exposure to credit risk of the Group is equal to the total value of the financial assets held at year end. The consolidated entity recognizes a loss allowance for expected credit losses on financial assets which are either measured at amortized cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon the consolidated entity's assessment at the end of each reporting period as to whether the financial instrument's credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12-month expected credit loss allowance is estimated. This represents a portion of the asset’s lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset's lifetime expected credit losses. The amount of expected credit loss recognized is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate. For financial assets measured at fair value through other comprehensive income, the loss allowance is recognized within other comprehensive income. In all other cases, the loss allowance is recognized in profit or loss.

Cash in Bank

We are continually reviewing the credit risk associated with holding money on deposit in banks and seek to mitigate this risk by holding deposits with banks with high credit status.

Foreign Exchange Risk

Foreign exchange risk arose in 2021 and prior years because we had a material operation located in Bilbao, Spain, whose functional currency was not the same as our functional currency. Due to significant currency fluctuations during the years ended December 31, 2021, 2020 and 2019, particularly in respect of British pounds sterling against the Euro, our foreign exchange risk was significant. Our net assets arising from such overseas operations were exposed to currency risk resulting in gains or losses on retranslation into British pounds sterling. Given the closure of our Spanish operations and the levels of materiality, and despite this historical volatility, we do not hedge our net investments in overseas operations as the cost of doing so is disproportionate to the exposure.

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Foreign exchange risk also arises when our individual entities enter into transactions denominated in a currency other than our functional currency. Our transactions outside the United Kingdom to Europe drive foreign exchange movements where suppliers invoice in currency other than British pounds sterling. These transactions are not hedged because the cost of doing so is disproportionate to the risk.

Interest Rate Risk

We do not hold any derivative instruments, or other financial instruments, that expose us to material interest rate risk

Liquidity Risk

Liquidity risk arises from our management of working capital. It is the risk that we will encounter difficulty in meeting our financial obligations as they fall due.

It is our aim to settle balances as they become due.

We have prepared cash flow forecasts and considered the cash flow requirement for the next three years including the period 12 months from the date of approval of this interim financial information. These forecasts show that further financing will be required during the first quarter of 2023 assuming, inter alia, that certain developments programs and other operating activities continue as currently planned. This requirement for additional financing in the short term represents a material uncertainty that may cast doubt upon the Group and Parent Company’s ability to continue as a going concern.

In addition to utilizing the existing cash reserves, we are evaluating a number of near-term funding options potentially available to us, including fundraising, and the partnering of assets or technologies. After considering the uncertainties, we considered it appropriate to continue to adopt the going concern basis in preparing the financial information.

Our ability to continue as a going concern is dependent upon our ability to obtain additional capital and/or dispose of assets, for which there can be no assurance we will be able to do on a timely basis, on favorable terms or at all.

Disclosure of Outstanding Share Data

1.	Ordinary Shares

The authorized capital of the Company at June 30, 2022 consisted of 98,493,413 Ordinary Shares. As at June 30, 2022 there were 98,493,413 Ordinary Shares issued and outstanding. As of the date of this MD&A, there are 108,342,738 Ordinary Shares issued and outstanding.

2.	Depositary Shares

As at June 30, 2022, there were 8,288,480 Depositary Shares issued and outstanding. Each Depositary Share represents five Ordinary Shares. As of December 22, 2022, being the latest practicable date to this MD&A, there were 2,66,782 Depositary Shares issued and outstanding, after taking into account the Ratio Change.

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3.	Stock Options

There are 2,594,500 stock options outstanding as at June 30, 2022 under the Midatech Pharma PLC Enterprise Management Incentive Plan (“EMI”) and 350,500 non-EMI options.

During 2022 the following options have been granted:

•	375,000 options with an exercise price of £0.153 per Ordinary share which expire on 7 February 2032.
•	250,000 options with an exercise price of £0.105 per Ordinary share which expire on 12 August 2032.

The maximum number of stock options that may be issued under the EMI shall not exceed, in the aggregate, 10% of the aggregate number of Ordinary Shares then outstanding (on a non-diluted basis). As of the date of this MD&A, there are 2,891,875 stock options issued and outstanding, exercisable into 2,891,875 Ordinary Shares in the aggregate.

4.	Warrants

As of June 30, 2022, there are 16,892,720 warrants over ordinary shares were outstanding. Since the date of grant the following warrants have been exercised:

•	August 19, 2020, 2,500,000 warrants over ordinary shares with an exercise price of $0.41
•	February 19, 2021, 306,815 warrants over ordinary shares with an exercise price of $0.41
•	March 22, 2022, 26 warrants over ordinary shares with an exercise price of £10.00

As of the date of this MD&A, there are 17,226,053 issued outstanding warrants exercisable for: (i) 6,000 Depositary Shares with an exercise price of $31.25 each (representing 150,000 Ordinary Shares), (ii) 120,000 Depositary Shares with an exercise price of $1.00 each (representing 3,000,000 Ordinary Shares), (iii) 133,436 Depositary Shares with an exercise price of $10.25 each (representing 3,335,910, (iv) 130,200 Depositary Shares with an exercise price of $1.00 each (representing 3,255,000 Ordinary Shares), (v) 5,909 Depositary Shares with an exercise price of $10.313 each (representing 147,730 Ordinary Shares), (vi) 6,999,999 Ordinary Shares with an exercise price of £0.34 each, and (vii) 333,333 Ordinary Shares with an exercise price of £0.135. The Depositary Share numbers disclosed above reflect the Ratio Change.

Proposed Transactions

On December 13, 2022, Midatech entered into an arrangement agreement (the “Arrangement Agreement”) with Bioasis, a corporation existing under the laws of British Columbia, Canada. Pursuant to the terms and conditions of the Arrangement Agreement and a plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (British Columbia), on the closing date (the “Arrangement Closing Date”), (i) the Company will acquire all of the issued and outstanding common shares of Bioasis (the “Bioasis Shares”) in exchange for the Ordinary Shares (to be issued in the form of Depositary Shares (the “Share Exchange”), and (ii) Bioasis will become a wholly-owned subsidiary of the Company (collectively with the Share Exchange and the transactions contemplated by the Arrangement Agreement (other than the transactions contemplated by the Securities Purchase Agreement (as defined below), the “Arrangement”). Each Depositary Share represents 25 Ordinary Shares, and no fractional shares will be issued as part of the Share Exchange.

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In accordance with the terms and conditions of the Arrangement Agreement, pursuant to the Plan of Arrangement, the shareholders of Bioasis will be entitled to receive, in exchange for each Bioasis Share, 0.9556 Ordinary Shares (in the form of Depositary Shares) (the “Exchange Ratio”), rounded down to the nearest whole Depositary Share. It is intended that the Share Exchange will, subject to applicable securities laws, be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 3(a)(10) thereof, and applicable U.S. state securities laws.

The Arrangement is expected to close in the first quarter of 2023, subject to customary closing conditions. In accordance with the terms and conditions of the Arrangement Agreement, pursuant to the Plan of Arrangement, each outstanding option to purchase Bioasis Shares (the “Bioasis Options”) will be exchanged for an option issued by the Company and will become an option to purchase Ordinary Shares (in the form of Depositary Shares) on equivalent terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the Bioasis Options immediately prior to the closing of the Arrangement, and will, upon exercise, be entitled to receive, in lieu of Bioasis Shares, the number of Ordinary Shares (in the form of Depositary Shares) which such optionholder would have been entitled to receive if the Bioasis Options had been exercised prior to the Arrangement Closing Date and such shares had been exchanged in the Share Exchange at the Exchange Ratio. The per share exercise price for each Ordinary Shares issuable upon exercise of each Bioasis Option will be equal to the quotient determined by dividing the exercise price per Bioasis Share at which such Bioasis Option was exercisable immediately prior to the Arrangement Closing by the Exchange Ratio, rounded up to the nearest whole cent.

Further, in accordance with the terms and conditions of the Arrangement Agreement, pursuant to the Plan of Arrangement, each outstanding and unexercised warrant to purchase Bioasis Shares (“Bioasis Warrants”) will, upon exercise, be entitled to receive, in lieu of Bioasis Shares, the number of Ordinary Shares (in the form of Depositary Shares) which such warrantholder would have been entitled to receive if the Bioasis Warrants had been exercised prior to the Arrangement Closing Date and such shares had been exchanged in the Share Exchange at the Exchange Ratio. The per share exercise price for each Ordinary Share issuable upon exercise of the Bioasis Warrants will be equal to the quotient determined by dividing the exercise price per Bioasis Share at which such Bioasis Warrant was exercisable immediately prior to the Arrangement Closing Date by the Exchange Ratio. The Arrangement Agreement contains customary representations, warranties and covenants from the Company and Bioasis for a transaction of this type.

From the date of the Arrangement Agreement until the Arrangement Closing Date, each of the Company and Bioasis have agreed, among other things, to conduct their business in the ordinary course and to comply with certain covenants regarding each of the Company and Bioasis. The parties have also agreed that (i) upon closing, the Company shall be renamed “Biodexa Therapeutics plc,” and (ii) following the Arrangement, the board of directors of the Company will consist of five directors, comprised of the Chief Executive Officer of the Company, two individuals determined by the Company, who are expected to be Stephen Parker and Simon Turton, and two individuals determined by Bioasis, who are expected to be Deborah Rathjen and Mario Saltarelli.

The obligations of the Company and Bioasis to consummate the Arrangement are subject to certain customary closing conditions, including, but not limited to, (i) the absence of any order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction preventing the consummation of the Arrangement, (ii) the approval of the Buyer Shareholder Approval Matters (as defined in the Arrangement Agreement), (iii) the approval of the Bioasis securityholders of the resolution approving the Arrangement (the “Arrangement Resolution”), (iv) receipt of a final British Columbia court order with respect to the Plan of Arrangement, and (v) the Offering (as defined below) being completed for gross proceeds of at least US$10.0 million.

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The obligation of each party to consummate the Arrangement is also conditioned upon (i) the accuracy of the representations and warranties of the parties, subject to specified materiality standards, (ii) performance in all material respects by each of the parties of its respective obligations under the Arrangement Agreement, and (iii) there being no Material Adverse Effect (as defined in the Arrangement Agreement) on the part of each party.

In addition, the obligation of the Company to consummate the Arrangement is also conditioned upon, among other things, the TSX Venture Exchange having approved the de-listing of the Bioasis Shares, subject to completion of the Arrangement. The Arrangement Agreement prohibits each party from soliciting or initiating discussions with third parties regarding other proposals to acquire the Company or Bioasis, as the case may be, and each party has agreed to certain restrictions on its ability to respond to such proposals, subject to the fulfillment of certain fiduciary requirements under applicable law. The Arrangement Agreement contains certain termination rights and provides that upon the termination of the Arrangement Agreement under specified circumstances, including a termination to accept a Superior Proposal (as defined in the Arrangement Agreement), the terminating party will be required to pay the non-terminating party a cash termination fee equal to US$330,000.

If the Arrangement Agreement is terminated under certain circumstances, the parties may be required to reimburse the other party for costs and expenses incurred in connection with the transaction in an aggregate amount not to exceed US$225,000. The foregoing description of the Arrangement and the Arrangement Agreement is not complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is filed and accessible on SEDAR under the profile of Bioasis and is also available on SEC. For further information see also the press releases issued by the Company on SEC on December 13, 2022 and on December 19, 2022, announcing the execution of the Arrangement Agreement, the proposed acquisition of Bioasis, the Offering and change of name, copies of which are also available on SEDAR under the profile of Bioasis.

Subsequent Events

On September 26, 2022, the Company effected the Ratio Change in the number of Ordinary Shares represented by our Depositary Shares from 5 Ordinary Shares per Depositary Share to 25 Ordinary Shares per Depositary Share.

On December 16, 2022, the Company closed a registered direct offering (the “Offering”) of 393,973 of its Depositary Shares at a purchase price of US$1.00 per Depositary Share (equivalent to £0.0328 per New Ordinary Share) for gross proceeds of approximately US$0.4 million (£0.3 million). Net proceeds from the Offering are expected to be approximately US$0.3 million (£0.2 million), after deducting the placement agent's fees and other estimated offering expenses. The Company intends to use the net proceeds from the Offering to fund part of a loan to Bioasis in the amount of US$750,000. Such loan is payable in three tranches of US$250,000 payable on each of December 19, 2022, January 3, 2023 and February 6, 2023. The Offering was made pursuant to a shelf registration statement (File No. 333-267932) which became effective on October 26, 2022. The Offering was made by means of a prospectus, including a prospectus supplement, forming part of the effective registration statement.

The Company intends to complete a private placement (the “Private Placement”) with Armistice Capital (the “Placee”) to raise US$9.6 million of gross proceeds, subject, inter alia, to shareholder approval at its forthcoming general shareholder meeting. Initially, the funds were to be provided to the Company pursuant to the Private Placement by way of a combination of: (i) the direct subscription of Units comprising (one Depositary Share, 1.04 A Warrant and 1.04 B Warrant), and (ii) through the funding of Pre-funded Warrants, whereby the Placee would, on completion of the financing, provide the Company with the funds to exercise the Pre-funded Warrants, such that the exercise price of the Pre-funded Warrants (other than a notional additional consideration) will be received by the Company at completion, enabling the Placee to exercise the warrants and acquire Depositary Shares for nominal cost. Such a structure ensures the Company receives the full proceeds (US$9.6 million gross) of the Offering immediately on completion, while enabling the Placee to limit its shareholding in the Company to a maximum of 9.99% at all times.

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The Company subsequently revised the purchase price of the Private Placement to be the lower of: (i) US$1.00; and (ii) the 20-day volume weighted average price on the last business day prior to completion (“VWAP”) less 10%. If the 20-day VWAP prior to closing is less than US$0.90, the Company may terminate the Private Placement, at its sole discretion, without penalty.

Ladenburg Thalmann & Co. Inc. is acting as the exclusive placement agent for the Offering and the Private Placement.

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